SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12B-25


                                                COMMISSION FILE NUMBER:  0-29672
                                                                        --------


                           NOTIFICATION OF LATE FILING
                           ---------------------------


                                  (Check  One):

  [   ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [X ]  Form 10-Q

For  Period  Ended:    December 31,  2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-  REGISTRANT  INFORMATION
---------------------------------

Full Name of Registrant: Forecross  Corporation
                         ----------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 90 New Montgomery St.
                                                           ---------------------
City, State and Zip  Code: San  Francisco,  California  94105
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PART  II  -  RULE  12B-25(B)AND  (C)
------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[ X ]   (b)  The subject annual report or portion thereof will be  filed  on  or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
             and

[   ]   (c)  The accountant's  statement  or  other  exhibit  required  by  Rule
             12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended
     ---------------------------------------------------------------------------
     December 31, 2001  could  not  be filed  within the  prescribed time period
     ---------------------------------------------------------------------------
     because  the  Registrant  has   experienced   unanticipated  delays  in the
     ---------------------------------------------------------------------------
     collection and  compilation of  certain information required to be included
     ---------------------------------------------------------------------------
     in the Form 10-Q,  and  in  the completion of the drafting of the Form 10-Q
     ---------------------------------------------------------------------------
     for filing.   Such delays could not be eliminated by the Registrant without
     ---------------------------------------------------------------------------
     unreasonable effort or expense.    The  Form 10-Q  will be filed as soon as
     ---------------------------------------------------------------------------
     practicable, but in no event later than the fifth  calendar  day  following
     ---------------------------------------------------------------------------
     the prescribed due date.
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PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

             Bernadette C. Castello               (415)          543-1515
             ----------------------------      ------------  ------------------
             (Name)                            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?    If  the  answer  is  no,  identify  report(s):

                                              [ X ]   Yes             [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ]   Yes             [   ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Total revenue for the three months ended December 31, 2001 was $1,074,000 as compared to $472,000 for the same period of 2000, an increase of 128%. Revenue in the 2000 period was less than expected, in part, due to delays in the signing of new business until late in the reporting period, and unanticipated challenges in processing non-standard and unique programming in client applications, resulting in a temporary slowing in completion of billable and revenue generating milestones. Gross margin was $648,000 and $67,000 for the three months ended December 31, 2001 and 2000, respectively. Gross margin percentages were 60% and 14% for the these periods. The lower gross margin and gross margin percentage for the prior year period was due to the previously mentioned challenges, where costs were being incurred to analyze and provide a solution for the non-standard programming, without being able to recognize related revenue.

Operating expenses were $578,000 in the three months ended December 31, 2001 as compared to $619,000 in the same period of 2000. Net interest expense was $23,000 for the three months ended December 31, 2001 as compared to $46,000 in the 2000 quarter.

The overall net income for the three months ended December 31, 2001 was $48,000 or $0.00 per share compared with a loss of $599,000 or $0.04 per share for the three months ended December 31, 2000 (based on the weighted average number of shares outstanding during the respective periods). Backlog was $1,689,000 at December 31, 2001, as compared to $2,668,000 at September 30, 2001 and $1,402,000 at December 31, 2000.


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
                              FORECROSS CORPORATION
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 15, 2002           By:    /s/ Bernadette C. Castello
                                      Name:  Bernadette  C. Castello
                                      Title: Senior Vice President and
                                             Chief Financial Officer


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